VIA EDGAR

December 18, 2015

Mr. Larry Spirgel

Assistant Director

AD Office 11 - Telecommunications

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3720

Washington, D.C. 20549

Re:

Credit One Financial, Inc.

Form 10-K for Fiscal Year Ended December 31, 2014

Filed February 23, 2015

File No.:  000-50320

Dear Mr. Spirgel:

Credit One Financial, Inc. (the “Company”) respectfully submits this response to your letter dated December 8, 2015, regarding the Company’s Form 10-K for the fiscal year ended December 31, 2014.

For ease of reference, we have reproduced the Staff's comments in italicized font below prior to our response.

Form 10-K for the Fiscal Year ended December 31, 2014

General

1.

Item 601 of Regulation S-K required you to file specified exhibits to your current and periodic reports. In your next current or periodic report, please file the following material contracts as exhibits.

•

The June 13, 2014 amendment to the credit facility between E&M International Limited (now known as CEM International Ltd.) and Macau Lotus Satellite TV Media Limited (“Lotus TV”) to increase the facility to $15 million.

•

The November 25, 2014 amendment to the 2010 Agreement pursuant to which Lotus TV agreed to accelerate its repayment of its loan balance and CEM International Ltd. Aged to forgo its exclusive advertising rights granted by Lotus TV, but remain as Lotus TV’s preferred advertising agent.

Response:

As requested, the Company will file the above-mentioned two contracts as exhibits in its next current or periodic report.

***

The Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the  filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Please feel free to contact me with any comments or questions you may have with respect to our responses.  You may also contact William G. Hu, Esq., the counsel of the Company.  His email address is wmhu2000@yahoo.com.

Very truly yours,

/s/ Dicky Cheung

Dickey Cheung

President and Chief Executive Officer

Cc:

William Mastrianna, U.S. Securities and Exchange Commission

Kathleen Krebs, U.S. Securities and Exchange Commission

William G. Hu, Esq.

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